UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number:  001-32199

Ship Finance International Limited
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the “Company”), dated November 3, 2008, announcing the Company’s termination of an agreement to acquire three seismic vessels from SCAN Geophysical ASA with 12-year charters attached and the Company’s appointment of Ms. Cecilie Astrup Fredriksen to the Company’s Board of Directors.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File no. 333-150125) which was filed with the Securities and Exchange Commission on April 7, 2008, with an effective date of April 15, 2008.

Exhibit 1

SFL – Termination of agreement to acquire three seismic vessels and new appointment to the Board of Directors

Press release from Ship Finance International Limited, November 3, 2008

Ship Finance International Limited (NYSE:SFL) (“Ship Finance” or the “Company”), today announces termination of an agreement to acquire three seismic vessels from SCAN Geophysical ASA (“SCAN”) with 12-year charters attached.

The transaction was announced in March 2007, and the plan was to acquire the vessels immediately after delivery from the shipyard. In light of significantly delayed deliveries, Ship Finance and SCAN have now agreed to terminate the agreement.

The investment by Ship Finance was originally planned to be approximately $50 million per vessel, or approximately $150 million in total. Net of financing, the equity investment was limited to approximately $10 million per vessel, or approximately $30 million in total. As the investment was payable on delivery of the vessels, Ship Finance has not paid in any of the capital.

The Company also announces the appointment of Ms. Cecilie Astrup Fredriksen to the Board of Directors to fill a vacancy existing on the Board. Ms. Fredriksen is currently employed by Frontline Corporate Services in London and serves as a director of Aktiv Kapital ASA and Golden Ocean Group Limited. Ms. Fredriksen received a BA in Business and Spanish from the London Metropolitan University in 2006. She is the daughter of Mr. John Fredriksen.

November 3, 2008
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Contact Persons:
Lars Solbakken: Chief Executive Officer, Ship Finance Management AS
+47 2311 4006 / +47 9119 8844

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS
+47 2311 4011 / +47 9014 1243

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings and announced acquisitions, the Company has a fleet of 70 vessels, including 33 crude oil tankers (VLCC and Suezmax), two chemical tankers, eight oil/bulk/ore vessels, 13 container vessels, three dry bulk carriers, six offshore supply vessels, two jack-up drilling rigs and three ultra-deepwater drilling units. The fleet is one of the largest in the world and most of the vessels are employed on long term charters.

More information can be found on the Company’s website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED
(registrant)

Dated: November 6, 2008	By:	/s/ Lars Solbakken
	Name:	Lars Solbakken
	Title:	Chief Executive Officer
Ship Finance Management AS

SK 23153 0001 935661